New York Mortgage Trust, Inc.

1301 Avenue of the Americas
New York, NY 10019
(212) 634-9400

August 9, 2005

Via Facsimile — (202) 772-9209

Securities and Exchange Commission

450 Fifth Street, NW
Washington, DC 20549

Re:	New York Mortgage Trust, Inc.

Withdrawal of Registration Statement on Form S-11
File No. 333-125650

To Whom It May Concern:

      Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Act”), New York Mortgage Trust, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s registration statement on Form S-11 (File No. 333-125650) filed on June 8, 2005, together with all exhibits thereto (the “Registration Statement”).

      The Company is requesting the withdrawal of the Registration Statement because it is now eligible to register its securities on Form S-3 under the Act. The Company advises the Commission that the Registration Statement was never declared “effective” and that no securities have been sold in connection with the Registration Statement.

Respectfully submitted,

/s/ MICHAEL I. WIRTH

Michael I. Wirth
Executive Vice President and Chief
Financial Officer

cc:	Jennifer Gowetski,

Securities and Exchange Commission